6555 S. Lewis Ave., Ste. 200     Tulsa, Oklahoma 74136

Phone 918-499-3880     Fax 918-499-1238

March 12, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ring Energy, Inc.

Registration Statement on Form S-3

Filed February 4, 2019

File No. 333-229515

To Whom It May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ring Energy, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above captioned Registration Statement on Form S-3, File No. 333-229515, filed with the Commission on February 4, 2019, so that such registration statement becomes effective at 5:00 p.m., Eastern Time, on March 15, 2019, or as soon thereafter as is practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Baker & Hostetler LLP, by calling Mark L. Jones, Esq., at 713-646-1395.

The Company acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RING ENERGY, INC.

/s/ William R. Broaddrick

William R. Broaddrick

Chief Financial Officer